U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934
                              UNITED RACEWAYS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Delaware                                         95-4695878
-------------------------------                          -----------------
(State or other jurisdiction of                          (I.R.S. I.D. No.)
incorporation or organization)


860 Via de la Paz, Suite E-1, Pacific Palisades, CA           90272
---------------------------------------------------         ----------
     (Address of principal executive offices)               (zip code)


Issuer's telephone number (310) 230-6100
                          --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered
     -------------------                         ------------------------------
            None
     ===================                         ==============================


Securities to be registered under Section 12(g) of the Act:

                           Common Stock $.01 par value
                           ---------------------------
                                (Title of class)

                              UNITED RACEWAYS, INC.
                                   Form 10-SB
Table of Contents                                                    Page

                                     PART 1

Item 1.           Description of Business ..........................  1

Item 2.           Management's Discussion and Analysis
                  of Financial Conditions and Results of Operation..  2

Item 3.           Description of Property...........................  2

Item 4.           Security Ownership of Certain Beneficial
                  Owners and Management.............................  3

Item 5.           Directors, Executive Officers, Promoters
                  and Control Persons...............................  3

Item 6.           Executive Compensation............................  5

Item 7.           Certain Relationships and Related Transactions....  5

Item 8.           Description of Securities.........................  5

                                     PART II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and other Stockholder Matters.......  6

Item 2.           Legal Proceedings.................................  6

Item 3.           Changes in and Disagreements with Accountants.....  6

Item 4.           Recent Sales of Unregistered Securities...........  7

Item 5.           Indemnification of Directors and Officers.........  7

                                    PART F/S

Financial Statements................................................ F-1

                                    PART III

Item 1 & 2.       Index to Exhibits and Description of Exhibits.....  8

Signature Page......................................................  9

                                     PART 1

CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This registration statement contains certain forward-looking statements and information relating to United Raceways, Inc., (the "Company") that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company and management. When used in this document, the words "anticipate", "believe", "estimate", "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted, should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

Item 1.           Description of Business.

     United Raceways, Inc. (the "Company") was incorporated on May 29, 1998 in the State of Delaware. The Company's principal business is in the motor car sports industry. The Company's principal objective is to acquire independently owned motor car race tracks in the United States and Canada. The Company plans to acquire and refurbish motor sports facilities throughout the United States and Canada. The Company intends to increase overall patronage by utilizing its promotional and marketing expertise to take advantage of opportunities in attractive new markets. The Company intends to create a national chain of high quality, family oriented raceways with brand-name recognition. The Company intends to take advantage of a fragmented sporting sub-industry and employ an aggressive consolidation scheme. Operations will remain at the local management level, but the holding company management will be responsible for mergers and acquisitions and nationwide marketing.

The Company intends to see that the highest standards for safety and track maintenance will be enforced so as to foster a corporate reputation for safety and well groomed, state-of-the- art facilities, and intends to increase customer patronage by sponsoring regional and national championship events and televised celebrity races, as well as non-stock car related entertainment events.

The Company intends to attract major advertising sponsors. The Company believes that the promotional and advertising expenditures of major sponsors will provide it with a wide variety of indirect marketing and other benefits. Accordingly, the Company plans to invest significant resources to develop long-term relationships with leading consumer products and manufacturing companies.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently under the caption "Financial Statements".

Cautionary Statement on Forward-Looking Statements

     From time to time, the Company makes oral and written statements that may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or by the Commission in its rules, regulations and releases. The Company desires to take advantage of the "safe harbor" provisions in the PSLRA for forward-looking statements made from time to time, including, but not limited to, the forward-looking statements relating to the Company contained in this Form 10-SB registration statement.

     The Company cautions readers that any such forward-looking statements made by or on behalf of the Company are based on management's current expectations and beliefs but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements.

     The Company was formed on May 29, 1998 and is in the development stage. To date, the Company has not conducted any business operations or had any sales revenue. To accomplish its business objectives, the Company intends to locate and enter into strategic business combinations in the motor car race tract industry. The Company has no plans to purchase or sell any significant equipment. There will be no change in the number of employees.

Liquidity and Capital Resources

     The Company currently believes that it has adequate cash resources to fund current operations. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources.

     In July 1998, the Company received $7,000 from the sale of 718,400 shares of common stock in an offering which was exempt from registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended (the "Act").

Item 3.  Description of Property

     The Company leases executive offices at 860 Via de la Paz,

Suite E-1, Pacific Palisades, California, pursuant to a month to month lease, at a monthly rental of $500.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

     As of April 30, 1999, the Company had 718,400 issued and outstanding shares of Common Stock. The following table sets forth as of April 30, 1999, certain information regarding beneficial ownership of the Common Stock by (i) those persons beneficially holding more than five percent of the Company's Common Stock, (ii) the Company's directors who beneficially own shares of the Common Stock, (iii) the officers named in the Summary Compensation table below, and
(iv) all of the Company's directors and officers as a group.

Name and Address                                    Amount of Shares         Percent
of Beneficial Owner (1)                           of Beneficial Owner        of Class
-----------------------                           -------------------        --------
Appletree Investment Company Ltd. .............         336,791               46.88
Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man IM1 1JE

Kevin Welch ...................................          75,000               10.44
626 Santa Monica Blvd .........................
Santa Monica, CA 90401

Deremie Enterprises Ltd. ......................          50,000                6.96
Aluminum Tower, 5th Floor
2 Limasol Ave .................................
Nicosia 2003, Cypress

George Todt ...................................           4,053                 *
23741 Harbor Vista
Malibu, CA 90265

James Walters .................................           2,908                 *
14724 Ventura Blvd
Sherman Oaks, CA 91423

All officers and directors ....................           6,961                 *
as a group (2 persons)

*Less than one (1%).

(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The directors and executive officers of the Company and their ages as of the date of this document are as follows:

Name                  Age           Position
----                  ---           --------
Larry Todt(1)         47            President, Director

George Todt(1)        46            Secretary, Director

James Walters         46            Vice President, Treasurer & Director


     Larry Todt owned and operated a construction company in the Midwest from 1975 to December 1996. During that time was involved in multi-million dollar projects and managed the activities of more than two hundred personnel. He has held the position of Vice President of Business Development for ISPI, Inc., a privately held internet company, from January, 1997 to the present.

     George Todt, has been Managing Member of PageOne Business Productions, LLC since its formation in March 1996. PageOne is an internet based financial and consulting form specializing in high-tech start-up and emerging growth companies. Mr. Todt's experience over the past 15 years includes working with 10 start-up companies, raising venture capital, and arranging strategic partnerships and initial public offerings. He has researched, developed and implemented marketing and sales training programs in several industries. Mr. Todt also gained extensive experience in management in various companies. He was Chief Executive Officer of Todt Companies, Cape Girardeau, Missouri, from 1987 to 1990. During this time, his company grew from 29 to 130 employees, and annual sales grew from $2 million to $8 million. Mr. Todt also has been an international consultant in the areas of technology exchanges and rights.

     James Walters is President of Kellogg & Andelson, Los Angeles' largest local privately owned accounting firm. Mr. Walters began his business career in 1976 as an accountant at Kellogg & Andelson. In 1980 he was elected partner and was promoted to Managing Partner in 1984. In 1995 Mr. Walters was elected Chairman of the Board and is currently responsible for the overall management of the 100 person firm. In addition to managing Kellogg & Andelson, he has assisted the firm's clients with the preparation for their Initial Public Offerings, as well as with their acquisition and consolidation strategies. He has extensive experience in the planning, design, installation and review of financial management information systems. In addition, Mr. Walters has consulted with many middle-sized companies in several different industries. Mr. Walters has founded, owned and managed companies in Commercial Photography, Corporate Events, Auto Repair and Concrete Molding industries.



(1) Larry Todt and George Todt are cousins

Item 6.  Executive Compensation.

     Compensation for the officers of the Company is presented below. There are no other benefits or compensation provided.

Larry Todt, President and James Walters, Vice President each receive a salary of $5,000 per month for an annual salary of $60,000, payment of which has been deferred until proceeds are available for payment. In addition, each of them has an option to purchase 100,000 shares of the Company's common stock, par value $.01 at an option exercise price of $1.00 per share, exercisable commencing July 1, 1999, and terminating June 30, 2001.

Aggregated Option Exercises In Last Fiscal Year and Fiscal
Year-End Option Value

     The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan (ESOP). The Company intends to incorporate one after a public offering.

     The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated. No Executive Officer received total annual salary and bonus in excess of $100,000.

                                              Long Term Compensation

                       Annual Compensation                                          Awards                     Payouts
-------------------------------------------------------------------       -------------------------    -----------------------
(a)               (b)       (c)              (d)        (e)               (f)             (g)          (h)          (i)
                                                          Other
Name and                                                  Annual           Restricted                                All Other
Principal                                                 Compen-          Stock            Options     LTIP         Compen-
Position           Year     Salary($)         Bonus($)    sation($)        Awards($)        SARs        Payouts($)   sation($)
-------------------------------------------------------------------       -------------------------    -----------------------
None.

Option/SAR Grants in Last Fiscal Year.  There were no option/SAR
Grants in the last fiscal year.

Compensation of Directors

     The Company's directors serve without compensation.

Item 7.  Certain Relationships and Related Transactions.

     The Company has engaged in no "Related  Transactions" within the meaning of
Item 404 of Regulation S-B during the last two years.

Item 8.  Description of Securities.

Common Stock

     The Company has authorized 10,000,000 shares of Common Stock par value $.01. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(a) Market Information

     The Company's Common Stock ($.01 par value), all of which are one class, is not publicly traded.

(b)  Holders

     The approximate number of record holders of the Company's Common Stock as of April 30, 1999 was 311, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of April 30, 1999 was 718,400 shares.

(c) Dividends

     The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not presently a party to any material litigation in the regular course of its business, nor to the Company's knowledge is such litigation threatened.

Item 3.  Changes in and Disagreements with Accountants

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

     The following unregistered securities of the Company have been issued in the past three years:

  1. On June 24, 1998, the Company issued 18,400 restricted shares to two affiliates. The shares were exempt from registration pursuant to
         Section 4(2) of the Securities Act of 1933, as amended (the "Act").

  2. On July 17, 1998, the Company issued 75,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.

  3. On July 18, 1998, the Company issued 425,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.

  4. On July 19, 1998, the Company issued 75,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.

  5. On August 5, 1998, the Company issued 50,000 free-trading shares to each of two non-affiliates pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

  6. On August 5, 1999, the Company issued 50,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.

Item 5.  Indemnification of Directors and Officers

     The Certificate of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation law of Delaware and indemnifying officers and directors of the Company to the fullest extent permitted by the General Corporation Law of Delaware. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

         The  Financial   Statements  of  United  Raceways,   Inc.  required  by
Regulation S-X commence on page F-1 hereof in response to Part F/S of the Registration Statement on Form 10-SB, and are incorporated herein by reference.

                                    PART III

Items 1 & 2.  Index to Exhibits and Description of Exhibits

2.a  Articles of Incorporation with Amendments
2.b  By-Laws

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            UNITED RACEWAYS, INC.



Date:  August 25, 1999                        By: /s/ Larry Todt
       ----------------                           ---------------------
                                                  Larry Todt, President

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                               FINANCIAL STATEMENT
                             AS OF DECEMBER 31, 1998

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
                 -----------------------------------------------

       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF DECEMBER 31, 1998

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE
                     PERIOD FROM MAY 29, 1998
                     (INCEPTION) TO DECEMBER 31, 1998

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM MAY 29,1998
                     (INCEPTION) TO DECEMBER 31, 1998

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIOD
                     FROM MAY 29, 1998 (INCEPTION) TO
                     DECEMBER 31, 1998

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
                     DECEMBER 31, 1998

[Logo] Weinberg & Company, P.A.
       Certified Public Accountants


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
United Raceways, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of United Raceways, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from May 29, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of United Raceways, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the period from May 29, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.



                                         /s/ Weinberg & Company, P.A.
                                         ----------------------------
                                             WEINBERG & COMPANY, P.A.


Boca Raton, Florida
July 19, 1999



Town Executive Center - 6100 Glades Road - Suite 314 - Boca Raton, Florida 33434
               Telephone (561) 487-5765 - Telefax (561) 487-5766
            Email: weinacctg@aol.com - Website: www.cpaweinberg.com
                     Members: American Institute of CPA's/
                  Division of Firms Florida Institute of CPA's

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1998


                                     ASSETS


Cash                                              $      242
                                                  ----------

TOTAL ASSETS                                      $      242
                                                  ==========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


LIABILITIES

   Accounts payable and accrued expenses         $       941
                                                  ----------
         Total liabilities                               941
                                                  ----------
STOCKHOLDERS' DEFICIENCY

   Common Stock, $.01 par value, 10 million
    shares authorized 718,400 issued and
    outstanding                                        7,184
   Accumulated deficit during development stage       (7,883)
                                                  ----------

     Total Stockholders' Deficiency                     (699)
                                                  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY    $      242
                                                  ==========









                See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                        FOR THE PERIOD FROM MAY 29, 1998
                        (INCEPTION) TO DECEMBER 31, 1998



Income                                    $            -

Expenses
 Consulting fees                                   2,500
 Organization expense                                184
 Professional fees                                 4,129
 Transfer agent fees                                 876
 Corporate filing fees                               124
 Bank service fees                                    70
                                          --------------

   Total expenses                                  7,883
                                          --------------
NET LOSS                                  $       (7,883)
                                          ==============
























                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CHANGES IN
                            STOCKHOLDERS' DEFICIENCY
                        FOR THE PERIOD FROM MAY 29, 1998
                        (INCEPTION) TO DECEMBER 31, 1998




                                              Deficit
                                Additional  Accumulated
                       Common   Paid-In    During Devel-
                       Stock    Capital    opment Stage    Total
                      -------  ---------- -------------  -------

Common stock issuance $ 7,184  $   -      $      -       $ 7,184

Net loss for the
 period ended
 December 31, 1998       -         -           (7,883)    (7,883)
                      -------   --------- -----------    -------

BALANCE AT
 DECEMBER 31, 1998    $ 7,184   $  -      $    (7,883)   $  (699)
                      =======   ========= ===========    =======
























                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE PERIOD FROM MAY 29, 1998
                         (INCEPTION) TO DECEMBER 31,1998


CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                                   $   (7,883)
                                            ----------
 Adjustments to
  reconcile net loss
  to net cash used
  by operating activities:

  Increase in accounts payable/
   accrued expenses                                941
                                            ----------
 Net cash used in
  operating activities                          (6,942)
                                            ----------
CASH FLOWS FROM INVESTING
 ACTIVITIES                                          -
                                            ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:

   Proceeds from issuance
    of common stock                              7,184
                                            ----------
 Net cash provided by
  financing activities                           7,184
                                            ----------
INCREASE IN CASH AND
 CASH EQUIVALENTS                                  242

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                                 -
                                            ----------
CASH AND CASH EQUIVALENT -
 END OF PERIOD                              $      242
 -------------                              ==========






                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A. Organization and Business Operations

          United Raceways, Inc. (a development stage company) ("the Company") was incorporated in Delaware on May 29, 1998 to engage in, conduct or promote any lawful business activity for which corporations may be organized under Delaware Law. At December 31, 1998, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

          The Company's ability to commence operations is contingent upon its ability to achieve its business plan and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

          B. Use of Estimates

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          C. Cash and Cash Equivalents

          For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

          D. Income Taxes

          The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, AAccounting for Income Taxes@ (AStatement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)
--------------------------------------------------------------

          D. Income Taxes - (CONT'D)

          consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending December 31, 1998.

NOTE  2 - STOCKHOLDERS' DEFICIENCY

          The Company is authorized to issue 10,000,000 shares of common stock at $.01 par value. The Company issued 700,000 shares for cash and 18,400 shares for organizational expenses.

          On July 14, 1998, the Company's Board of Directors authorized the Company to issue and sell up to 1,000,000 shares of common stock pursuant to Rule 504 of Regulation D under the Securities Act of 1933.